SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)
(Amendment No. 1) 1
PHARMATHENE, INC.

(Name of Issuer)
Common Stock, par value $0.0001 per share

(Title of Class of Securities)
42224H104

(CUSIP Number)

Bear Stearns Health Innoventures, L.P.	Edwards Angell Palmer & Dodge LLP
237 Park Avenue, 7th Floor	111 Huntington Avenue
New York, New York 10017	Boston, MA 02199
(212) 272-2253	(617) 951-3331
Attention: Elizabeth Czerepak	Attention: Heather Stone, Esq.

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 3, 2007

(Dates of Events which Require Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Exchange Act by shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO.	42224H104	13D	Page	2	of	22 Pages

1	NAME OF REPORTING PERSON Bear Stearns Health Innoventures, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF THE GROUP
(a) ☑
(b) ☐

3
SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		227,857 (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

227,857 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

227,857 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.03%(2)

14	TYPE OF REPORTING PERSON

PN

(1)	Represents (i) 191,043 shares of common stock of the issuer held by Bear Stearns Health Innoventures, L.P., (ii) 36,774 shares of common stock of the issuer that may be acquired upon conversion of 8% Convertible Notes held by Bear Stearns Health Innoventures, L.P. and (iii) 40 shares of common stock of the issuer underlying an option to purchase a total of 160 shares of common stock held by Bear Stearns Health Innoventures, L.P., representing the portion (one quarter) of the option that has vested or will vest within 60 days of this report.

(2)	See Item 5(a).

CUSIP NO.	42224H104	13D	Page	3	of	22 Pages

1	NAME OF REPORTING PERSON Bear Stearns Health Innoventures Offshore, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF THE GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		187,454 (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

187,454 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

187,454 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.85%(2)

14	TYPE OF REPORTING PERSON

PN

(1)	Represents (i) 157,168 shares of common stock of the issuer held by Bear Stearns Health Innoventures Offshore, L.P., (ii) 30,253 shares of common stock of the issuer that may be acquired upon conversion of 8% Convertible Notes held by Bear Stearns Health Innoventures Offshore, L.P. and (iii) 33 shares of common stock of the issuer underlying an option to purchase a total of 131 shares of common stock held by Bear Stearns Health Innoventures Offshore, L.P., representing the portion (one quarter) of the option that has vested or will vest within 60 days of this report.

(2)	See Item 5(a).

CUSIP NO.	42224H104	13D	Page	4	of	22 Pages

1	NAME OF REPORTING PERSON BX, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF THE GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		905,449 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		905,449 (1)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

905,449 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.07%(2)

14	TYPE OF REPORTING PERSON

PN

(1)	Represents (i) 759,158 shares of common stock of the issuer held by BX, L.P., (ii) 146,132 shares of common stock of the issuer that may be acquired upon conversion of 8% Convertible Notes held by BX, L.P. and (iii) 159 shares of common stock of the issuer underlying an option to purchase a total of 635 shares of common stock held by BX, L.P., representing the portion (one quarter) of the option that has vested or will vest within 60 days of this report.

(2)	See Item 5(a).

CUSIP NO.	42224H104	13D	Page	5	of	22 Pages

1	NAME OF REPORTING PERSON Bear Stearns Health Innoventures Employee Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF THE GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		147,810 (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

147,810 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

147,810 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.67%(2)

14	TYPE OF REPORTING PERSON

PN

(1)	Represents (i) 123,929 shares of common stock of the issuer held by Bear Stearns Health Innoventures Employee Fund, L.P., (ii) 23,855 shares of common stock of the issuer that may be acquired upon conversion of 8% Convertible Notes held by Bear Stearns Health Innoventures Employee Fund, L.P. and (iii) 26 shares of common stock of the issuer underlying an option to purchase a total of 104 shares of common stock held by Bear Stearns Health Innoventures Employee Fund, L.P., representing the portion (one quarter) of the option that has vested or will vest within 60 days of this report.

(2)	See Item 5(a).

CUSIP NO.	42224H104	13D	Page	6	of	22 Pages

1	NAME OF REPORTING PERSON BSHI Members, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF THE GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		105,899 (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

105,899 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

105,899 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.48%(2)

14	TYPE OF REPORTING PERSON

PN

(1)	Represents (i) 88,789 shares of common stock of the issuer held by BSHI Members, L.L.C., (ii) 17,092 shares of common stock of the issuer that may be acquired upon conversion of 8% Convertible Notes held by BSHI Members, L.L.C. and (iii) 18 shares of common stock of the issuer underlying an option to purchase a total of 74 shares of common stock held by BSHI Members, L.L.C., representing the portion (one quarter) of the option that has vested or will vest within 60 days of this report.

(2)	See Item 5(a).

CUSIP No.	42224H104	13D	Page	7	of	22 Pages

1	NAME OF REPORTING PERSON The Bear Stearns Companies Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF THE GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,574,469 (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

1,574,469 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,574,469 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.05%(2)

14	TYPE OF REPORTING PERSON

CO

(1)	The Bear Stearns Companies, Inc. (“TBSCI”) is the parent company of Bear Stearns Asset Management, Inc. (“BSAM”). BSAM is the sole manager of Bear Stearns Health Innoventures Management, L.L.C. (“Management”) and the sole manager of BSHI Members, LLC (“Members”). Dr. Stefan Ryser and Elizabeth Czerepak are managing partners of Management. Management is the sole general partner of Bear Stearns Health Innoventures, L.P. (“BSHI”), the sole general partner of Bear Stearns Health Innoventures Offshore, L.P. (“Offshore”), the sole general partner of BX, L.P. (“BX”), and the sole general partner of Bear Stearns Health Innoventures Employee Fund, L.P. (“Employee Fund”), and Members co-invests with these funds. Management, BSAM, Dr. Ryser and Ms. Czerepak share investment and voting control over the shares of common stock beneficially owned by BSHI, Offshore, BX, Employee Fund and Members.

(2)	See Item 5(a).

CUSIP No.	42224H104	13D	Page	8	of	22 Pages

1	NAME OF REPORTING PERSON Bear Stearns Health Innoventures Management, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF THE GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,574,469 (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

1,574,469 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,574,469 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.05%(2)

14	TYPE OF REPORTING PERSON

PN

(1)	The Bear Stearns Companies, Inc. (“TBSCI”) is the parent company of Bear Stearns Asset Management, Inc. (“BSAM”). BSAM is the sole manager of Bear Stearns Health Innoventures Management, L.L.C. (“Management”) and the sole manager of BSHI Members, LLC (“Members”). Dr. Stefan Ryser and Elizabeth Czerepak are managing partners of Management. Management is the sole general partner of Bear Stearns Health Innoventures, L.P. (“BSHI”), the sole general partner of Bear Stearns Health Innoventures Offshore, L.P. (“Offshore”), the sole general partner of BX, L.P. (“BX”), and the sole general partner of Bear Stearns Health Innoventures Employee Fund, L.P. (“Employee Fund”), and Members co-invests with these funds. Management, BSAM, Dr. Ryser and Ms. Czerepak share investment and voting control over the shares of common stock beneficially owned by BSHI, Offshore, BX, Employee Fund and Members.

(2)	See Item 5(a).

CUSIP No.	42224H104	13D	Page	9	of	22 Pages

1	NAME OF REPORTING PERSON Bear Stearns Asset Management Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF THE GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,574,469 (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

1,574,469 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,574,469 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.05%(2)

14	TYPE OF REPORTING PERSON

CO

(1)	The Bear Stearns Companies, Inc. (“TBSCI”) is the parent company of Bear Stearns Asset Management, Inc. (“BSAM”). BSAM is the sole manager of Bear Stearns Health Innoventures Management, L.L.C. (“Management”) and the sole manager of BSHI Members, LLC (“Members”). Dr. Stefan Ryser and Elizabeth Czerepak are managing partners of Management. Management is the sole general partner of Bear Stearns Health Innoventures, L.P. (“BSHI”), the sole general partner of Bear Stearns Health Innoventures Offshore, L.P. (“Offshore”), the sole general partner of BX, L.P. (“BX”), and the sole general partner of Bear Stearns Health Innoventures Employee Fund, L.P. (“Employee Fund”), and Members co-invests with these funds. Management, BSAM, Dr. Ryser and Ms. Czerepak share investment and voting control over the shares of common stock beneficially owned by BSHI, Offshore, BX, Employee Fund and Members.

(2)	See Item 5(a).

CUSIP No.	42224H104	13D	Page	10	of	22 Pages

1	NAME OF REPORTING PERSON Elizabeth Czerepak

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF THE GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,574,469 (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

1,574,469 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,574,469 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.05%(2)

14	TYPE OF REPORTING PERSON

IN

(1)	The Bear Stearns Companies, Inc. (“TBSCI”) is the parent company of Bear Stearns Asset Management, Inc. (“BSAM”). BSAM is the sole manager of Bear Stearns Health Innoventures Management, L.L.C. (“Management”) and the sole manager of BSHI Members, LLC (“Members”). Dr. Stefan Ryser and Elizabeth Czerepak are managing partners of Management. Management is the sole general partner of Bear Stearns Health Innoventures, L.P. (“BSHI”), the sole general partner of Bear Stearns Health Innoventures Offshore, L.P. (“Offshore”), the sole general partner of BX, L.P. (“BX”), and the sole general partner of Bear Stearns Health Innoventures Employee Fund, L.P. (“Employee Fund”), and Members co-invests with these funds. Management, BSAM, Dr. Ryser and Ms. Czerepak share investment and voting control over the shares of common stock beneficially owned by BSHI, Offshore, BX, Employee Fund and Members.

(2)	See Item 5(a).

CUSIP No.	42224H104	13D	Page	11	of	22 Pages

1	NAME OF REPORTING PERSON Stefan Ryser

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF THE GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,574,469 (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

1,574,469 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,574,469 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.05%(2)

14	TYPE OF REPORTING PERSON

IN

(1)	The Bear Stearns Companies, Inc. (“TBSCI”) is the parent company of Bear Stearns Asset Management, Inc. (“BSAM”). BSAM is the sole manager of Bear Stearns Health Innoventures Management, L.L.C. (“Management”) and the sole manager of BSHI Members, LLC (“Members”). Dr. Stefan Ryser and Elizabeth Czerepak are managing partners of Management. Management is the sole general partner of Bear Stearns Health Innoventures, L.P. (“BSHI”), the sole general partner of Bear Stearns Health Innoventures Offshore, L.P. (“Offshore”), the sole general partner of BX, L.P. (“BX”), and the sole general partner of Bear Stearns Health Innoventures Employee Fund, L.P. (“Employee Fund”), and Members co-invests with these funds. Management, BSAM, Dr. Ryser and Ms. Czerepak share investment and voting control over the shares of common stock beneficially owned by BSHI, Offshore, BX, Employee Fund and Members.

(2)	See Item 5(a).

CUSIP No.	42224H104	Amendment No. 1 to Schedule 13D	Page	12	of	22 Pages
The Reporting Persons (as defined below) hereby amend and restate in its entirety the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on August 13, 2007 (as previously filed, the “Schedule 13D,” and as amended and restated hereby, the “Statement”) to reflect certain adjustments to the final merger consideration under the Merger Agreement (defined below) that were not finalized as of the filing of the Schedule 13D. It also (i) updates information relating to the assignment, prior to the effective time of the Merger, to certain third parties of the Reporting Persons’ right to receive certain shares of Common Stock (as defined below) in the Merger and (ii) reflects a revised number of shares outstanding following the Merger after giving effect to the conversion of certain shares of Common Stock by stockholders of the Issuer (as defined below) into cash in connection with the Merger.
Pursuant to Rule 13d-1(k)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the undersigned hereby file this Statement on behalf of each of the following entities or persons:
(i)	Bear Stearns Health Innoventures, L.P., a Delaware limited partnership (“BSHI”), with respect to Common Stock (as defined in Item 1 below) beneficially owned by it;

(ii)	Bear Stearns Health Innoventures Offshore, L.P., a Cayman Islands limited partnership (“Offshore”), with respect to Common Stock beneficially owned by it;

(iii)	BX, L.P., a Cayman Islands limited partnership (“BX”), with respect to Common Stock beneficially owned by it;

(iv)	Bear Stearns Health Innoventures Employee Fund, L.P., a Delaware limited partnership (“Employee Fund”), with respect to Common Stock beneficially owned by it;

(v)	BSHI Members, L.L.C., a Delaware limited liability corporation (“Members”), with respect to Common Stock beneficially owned by it;

(vi)	The Bear Stearns Companies Inc., a Delaware corporation (“TBSCI”), with respect to Common Stock beneficially owned by BSHI, Offshore, BX, Employee Fund and Members;

(vii)	Bear Stearns Health Innoventures Management, L.L.C., a Delaware limited liability corporation (“Management”), with respect to Common Stock beneficially owned by BSHI, Offshore, BX, Employee Fund and Members;

(viii)	Bear Stearns Asset Management Inc., a New York corporation (“BSAM”), with respect to Common Stock beneficially owned by BSHI, Offshore, BX, Employee Fund and Members; and

(ix)	Elizabeth Czerepak, a United States citizen, and Stefan Ryser, a citizen of Switzerland, with respect to Common Stock beneficially owned by BSHI, Offshore, BX, Employee Fund and Members.
BSHI, Offshore, BX, Employee Fund and Members are herein referred to collectively as the “BSHI Funds.” The BSHI Funds, TBSCI, Management, BSAM, Ms. Czerepak and Dr. Ryser are herein referred to collectively as the “Reporting Persons.”
The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act.

CUSIP No.	42224H104	13D	Page	13	of	22 Pages
Item 1. Security and Issuer.
This Statement relates to the common stock, $0.0001 par value (the “Common Stock”), of PharmAthene, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at One Park Place, Suite 450, Annapolis, MD 21401.
Item 2. Identity and Background.
The information in the introduction is incorporated by reference into this Item 2.
(a)-(c) and (f)
BSHI. BSHI’s principal business is that of a private investment partnership.
Offshore. Offshore’s principal business is that of a private investment partnership.
BX. BX’s principal business is that of a private investment partnership.
Employee Fund. Employee Fund’s principal business is that of a private investment partnership.
Members. Members’ principal business is that of a private investment limited liability company.
TBSCI. TBSCI’s principal business is that of a publicly traded financial services holding company. The names of TBSCI’s directors and officers, their business addresses, a description of their present principal occupations or employment and the names, principal businesses and addresses of their employers are listed in Exhibit 1.1 to this Statement in each case as of September 21, 2007.
Management. Management’s principal business is that of a private investment limited liability corporation.
BSAM. BSAM’s principal business is that of a registered investment adviser. The names of BSAM’s directors and officers, their business addresses, a description of their present principal occupations or employment and the names, principal businesses and addresses of their employers are listed in Exhibit 1.2 to this Statement in each case as of September 21, 2007. BSAM is a subsidiary of TBSCI.
Ms Czerepak and Dr. Ryser. The principal occupation of both of Ms. Czerepak and Dr. Ryser is that of a managing partner of Management.
Each Reporting Person is organized in the jurisdiction specified in the introductory paragraph above.
The principal office address TBSCI is 383 Madison Avenue, New York, New York 10179. The principal office address of each other Reporting Person is c/o BSAM, 237 Park Avenue, 7th Floor, New York, New York 10017.
(d)
None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)
None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or

CUSIP No.	42224H104	13D	Page	14	of	22 Pages
is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
The BSHI Funds acquired their interests in the securities described in Item 5 of this Statement through the Agreement and Plan of Merger (the “Merger Agreement”), described in more detail below, by and among Issuer (formerly named Healthcare Acquisition Corporation, or “HAQ”), PAI Acquisition Corp., a Delaware corporation and a direct, wholly-owned subsidiary of Issuer, and PharmAthene, Inc., a Delaware corporation (“Former PharmAthene”). On August 3, 2007, the effective date of the Merger (the “Effective Date”), all outstanding shares of common stock and preferred stock of Former PharmAthene were canceled and converted into Common Stock. At the same time, existing convertible debt of Former PharmAthene was exchanged by the holders thereof into newly issued convertible debt of Issuer, and existing options to purchase common stock of Former PharmAthene were assumed by Issuer, as adjusted in accordance with the applicable exchange ratio, each as described in more detail under Item 6. Upon consummation of the merger transactions, Issuer changed its name to PharmAthene, Inc. The BSHI Funds originally funded the acquisitions of Former PharmAthene’s preferred stock and convertible notes with working capital and funds available for investment.
Items 4 through 6 of this Statement are hereby incorporated by reference into this Item 3.

Item 4. Purpose of Transaction.
The BSHI Funds have acquired securities of the Issuer for investment purposes, except as otherwise stated herein. The BSHI Funds intend to review from time to time their investment in the Issuer and depending on such review may consider from time to time various alternative courses of action. In addition, depending on prevailing conditions from time to time, including, without limitation, price and availability of shares, future evaluations by the BSHI Funds of the business and prospects of the Issuer, regulatory requirements, other investment opportunities available to the BSHI Funds and general stock market and economic conditions, the BSHI Funds may determine to increase their investment or sell all or part of their investment in the Issuer through open-market purchases, privately negotiated transactions, a tender or exchange offer or otherwise.
In accordance with the Merger Agreement, as further described in Item 6 below, Ms. Czerepak was appointed as a director of the Issuer at a meeting of the Issuer’s Board of Directors held on August 6, 2007, as one of three directors representing the holders of the 8% Convertible Notes.

Item 5. Interest in Securities of the Issuer.
(a)
Collectively, the Reporting Persons beneficially own an aggregate of 1,574,469 shares of Common Stock, or approximately 7.05% of the Common Stock issued and outstanding. Individually, each Reporting Person beneficially owns the aggregate number of shares of Common Stock, and approximately the percentage of the Common Stock issued and outstanding, specified in Items 11 and 13 to the cover page corresponding to such Reporting Person. The information in Items 11 and 13 of each cover page is incorporated by reference into this Item 5(a).
The Reporting Persons expressly disclaim beneficial ownership of securities beneficially owned by any other person or entity, and the securities reported herein as being beneficially owned by the Reporting Persons do not include any securities beneficially owned by any other person or entity.

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The information in this Item 5(a) and in Item 13 of each cover page to this Statement (i) is based on 22,087,121 shares of Common Stock outstanding and (ii) gives effect to the conversion into Common Stock of all of the principal amount of 8% Convertible Notes held by the Reporting Persons and the exercise of all options held by the Reporting Persons that are currently exercisable or will become exercisable in the next 60 days.
(b)
The information in Items 7 through 10 of each cover page is incorporated by reference into this Item 5(b).
(c)
Except for the information set forth in Item 6, which is incorporated by reference into this Item 5(c), the Reporting Persons have effected no transactions relating to the Common Stock during the past 60 days.
(d)
Inapplicable.
(e)
Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
As described at the end of this Item 6, please note the following descriptions are qualified in their entirety by the instruments included as exhibits to this Statement.
MERGER AGREEMENT
Upon the consummation of the Merger, PAI Acquisition Corp., a newly formed, wholly-owned subsidiary of HAQ, was merged into Former PharmAthene. Former PharmAthene survived the Merger as a wholly-owned subsidiary of HAQ, and stockholders of Former PharmAthene exchanged their Former PharmAthene equity interests for 12,500,000 shares of HAQ Common Stock thereby becoming equityholders of Issuer. Stockholders of Former PharmAthene also may potentially be entitled to milestone payments not to exceed $10,000,000 in the aggregate. Noteholders of Former PharmAthene exchanged their outstanding 8% convertible notes of Former PharmAthene for new 8% convertible notes of Issuer in the principal amount of $12,500,000 with a maturity date two years from the date of issuance. The total merger consideration had a potential aggregate value of $112,500,000 (based upon Issuer’s common stock price of $7.20 per share on July 10, 2007 and assuming all of the milestone payments are made). The number of shares of HAQ Common Stock issuable as part of the total merger consideration was also subject to adjustment under the Merger Agreement to the extent that more than 5% of the holders of HAQ Common Stock issued in its initial public offering elected to convert their shares into cash at the closing. The beneficial ownership information reported in this Statement reflects such adjustments and conversions.
Prior to the effective time of the Merger, the BSHI Funds assigned their right to receive a number of shares equivalent to (i) the shares of HAQ Common Stock that they would otherwise have been entitled to receive under the Merger Agreement as a result of any adjustments arising out of the number of shares converted to cash by existing HAQ stockholders at the closing, plus (ii) an aggregate of 37,654 additional shares, to certain third party purchasers, including some affiliated with Millennium Management, L.L.C. These assignments were made as a condition to such new stockholders’ purchasing additional shares from existing holders of HAQ Common Stock who had indicated their intent to convert those shares to cash.

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STOCK ESCROW AGREEMENT
Under the terms of the Merger Agreement, the stockholders, optionholders and warrantholders of Former PharmAthene agreed to indemnify Issuer for the breach of any representations or warranties or covenants by Former PharmAthene and agreed that 1,375,000 shares of Common Stock from the merger consideration will be placed into escrow to be used to satisfy any claims (the “Escrow Shares”). The indemnification is subject to a limitation that Issuer incur damages of at least $500,000 prior to making any claim. Further, the indemnification obligation is limited solely and exclusively to the Escrow Shares.
In accordance with the Stock Escrow Agreement entered into in connection with these escrow arrangements, the BSHI Funds have placed shares of Common Stock received as merger consideration into escrow in the following amounts: BSHI (21,811 shares); Offshore (17,943 shares); BX (86,670 shares); Employee Fund (14,148 shares); and Members (10,137 shares).
The Escrow Shares will be held in escrow until satisfaction of any claims. Any claims by Issuer against the shares must be made within 12 months of closing of the Merger. For purposes of determining the number of shares required to settle any claim for which Issuer is entitled to indemnification, the parties have agreed to assign a value equal to the average reported last sales price for the ten trading days ending on the last day prior to the date that the claim for indemnification is publicly disclosed (or if there is no public disclosure, the date on which the indemnification notice is received) and the ten trading days after such date. Issuer and the Former PharmAthene stockholders, optionholders and warrantholders, in each case, have appointed a representative who will have the power and authority to negotiate and settle claims. Additionally, the representatives of the two parties can mutually agree to a different value of the escrowed shares in order to settle third parties claims, or use the shares to actually settle any claim. Mr. John Pappajohn has been appointed to serve as Issuer’s representative and MPM BioVentures III-QP, L.P. has been appointed to serve as the representative of the Former PharmAthene stockholders, optionholders and warrantholders.
LOCKUP AGREEMENT
As a condition to the closing of the Merger, substantially all of the holders of capital stock and all of the noteholders of Former PharmAthene, including each of the BSHI Funds, entered into lock-up agreements with Issuer covering the shares of Issuer common stock that they received in the Merger or that they may acquire in the future, subject to certain limitations. These agreements provide that, subject to certain exceptions, the parties thereto may not offer, pledge, sell, or otherwise dispose of or transfer any shares of Common Stock, or any options or warrants to purchase any shares of Common Stock, or any securities convertible into or exchangeable or exercisable for Common Stock, following the closing of the Merger. In addition, the parties may not enter into any swap or any other agreement or any transaction that transfers the economic consequence of ownership of such Common Stock during such period. Fifty percent of the shares of Common Stock subject to the lock-up agreements shall be released from the lock-up six months following the Merger, and all shares of Common Stock subject to the lock-up shall be released from the lock-up agreement twelve months following the closing.
DESCRIPTION OF 8% CONVERTIBLE NOTES
Pursuant to the terms of the Merger Agreement, at the Effective Date, Issuer issued a new series of 8% senior unsecured convertible notes (the “8% Convertible Notes”) to the holders of Former PharmAthene’s previously outstanding 8% convertible notes (the “Old Notes”). The 8% Convertible Notes were issued in the aggregate principal amount of $12,500,000 and replaced the Old Notes in the principal amount of $11,800,000. The 8% Convertible Notes are obligations of Issuer, not Former PharmAthene, and have a maturity date two years from the date of issuance. The 8% Convertible Notes were issued pursuant to the terms of a Note Exchange Agreement, executed at the closing of the Merger, between and among Issuer and the holders of the Old Notes (the “Note Exchange Agreement”).
The 8% Convertible Notes accrue simple interest at 8% per annum (based upon a 360 day year), except, after an event of default, the interest rate will increase to 12% per annum. Such interest shall only be payable upon repayment of the notes. Prior to the payment of interest upon repayment, interest shall accrue at the applicable

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interest rate and be payable by way of inclusion of the interest in the “conversion amount” as defined in the notes. The maturity date for payment of all principal and interest on the new notes is two years from the Effective Date.
The principal amount of the 8% Convertible Notes and any accrued interest are convertible into shares of Issuer’s Common Stock at the option of the holders at any time based upon an initial conversion rate of $10.00 per share. The noteholder is required to provide Issuer with a written notice of the amount of the holder’s note to be converted. If Issuer fails to deliver a share certificate to the holder requesting conversion within seven business days of the request to convert, Issuer may incur a penalty equal to 1.5% per day of the product of the number of shares to which the holder is entitled and the closing sale price of Issuer’s Common Stock on the day of the request for conversion.
The conversion rate is not subject to adjustment except for certain corporate events such as stock splits, subdivisions, combinations, dividends and similar transactions. There are no “price protection” adjustments which otherwise would require an adjustment in the conversion ratio as a result of the sale or issuance by Issuer of shares of its Common Stock.
Upon a “change of control” as defined in the 8% Convertible Notes, any holder of a note may require Issuer to redeem all (but not less than all) of such note for a price equal to the principal amount then outstanding, together with accrued and unpaid interest and any accrued and unpaid late charges with respect to such principal and interest, provided, however, that Issuer will not be required to redeem any of the 8% Convertible Notes upon a change of control unless at least two-thirds of the aggregate principal amount of the 8% Convertible Notes then outstanding submit optional change of control redemption notices.
A “change of control” generally means (1) Issuer shall (a) a consolidate or merge with or into another person or subsidiary of another person unless the beneficial owners of Issuer’s then outstanding voting securities immediately prior to such transaction beneficially own securities representing 50% or more of the aggregate voting power of then outstanding voting securities of the resulting or acquiring corporation (or any parent thereof), or their equivalent if other than a corporation, or (b) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of Issuer to another person, or (c) be the subject of a purchase, tender or exchange offer that is accepted by the holders of more than the 50% of the outstanding shares of Common Stock (not including any shares of Common Stock held by the person or persons making or party to, or associated or affiliated with the persons making or party to, such purchase, tender or exchange offer), or (d) consummate a stock purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with another person whereby such other person or parent of such other person acquires more than 50% of the outstanding shares of Common Stock (not including any shares of Common Stock held by the other person or other persons making or party to, or associated or affiliated with the other persons making or party to, such stock purchase agreement or other business combination), (2) any time Issuer’s continuing directors do not constitute a majority of Issuer’s Board of Directors (or, if applicable, a successor entity), or (3) a termination of trading of the Common Stock.
Upon a “significant transaction” as defined in the notes, noteholders may require Issuer to redeem all (but not less than all) of their 8% Convertible Notes for a price equal to the principal amount then outstanding, together with accrued and unpaid interest with respect to such principal and any accrued and unpaid late charges with respect to such principal and interest. A “significant transaction” generally means any “fundamental transaction” as defined in the note, or other corporate transaction, or series of transactions, (including but not limited to, any acquisition, disposition, merger, license or collaboration, joint venture, financing or securities offering) that would result in either (x) the issuance of Common Stock and/or convertible securities that would exceed 40% of the Common Stock outstanding prior to the transaction or (y) the payment or receipt of cash or other consideration of in excess of $25 million, unless such transaction has been approved by the two-thirds of the aggregate principal amount of the 8% Convertible Notes then outstanding.
Commencing upon the one year anniversary of the Effective Date, Issuer can prepay the 8% Convertible Notes, in full or in part, plus accrued and unpaid interest, on not less than 30 days’ but not more than 60 days’ prior notice. During such notice period, the note holders can convert their 8% Convertible Notes into Issuer’s Common Stock at the then current conversion price. If Issuer sends a notice to the holders stating that it is redeeming the 8% Convertible Notes, and then fails to pay the redemption price within five business days of the date set for

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redemption, the holders can request that Issuer re-issue the notes surrendered for redemption or conversion and Issuer will be required to reduce the conversion price of the 8% Convertible Notes to equal the lower of (a) the then-existing conversion price and (b) the lowest closing bid price of its Common Stock during the redemption period.
Upon the closing of the Merger, as required by the Note Exchange Agreement and the Merger Agreement, Issuer filed an amendment to its articles of incorporation that (i) requires the Issuer to maintain a Board of Directors with no more than seven members, and requires that each committee of the Board would have no more than three members; and (ii) provides that three members of the Board of Directors shall be elected by holders of two-thirds of the outstanding principal amount of the 8% Convertible Notes, voting as a class and that, subject to applicable law, two of the directors appointed by the noteholders (chosen by majority vote of the noteholders) will have the right, but not the obligation, to serve as members of the committees of the Board of Directors of Issuer. The provisions of Issuer’s certificate of incorporation that relate to the board rights described above will apply only so long as 30% of the original $12.5 million principal amount of the notes remain outstanding.
On August 6, 2007, Elizabeth Czerepak was appointed to Issuer’s Board of Directors as one of the three initial noteholder representatives. Ms. Czerepak is a managing partner of Management.
Upon an event of default the principal and accrued interest becomes due and payable. As defined under the notes, an event of default includes the following events: (1) Issuer’s failure to pay to the noteholder any amount of principal when and as due; (2) Issuer’s failure to pay to the noteholder any amount of interest, late charges or other amounts when and as due under the 8% Convertible Notes if such failure continues for a period of at least thirty business days; (3) any acceleration prior to maturity of any indebtedness of Issuer or any of its subsidiaries which individually or in the aggregate is equal to or greater than $250,000 in principal amount; (4) certain bankruptcy events with respect to Issuer or its material subsidiaries; (5) certain judgments for the payment of money in the amount in excess of $5 million remaining unpaid for sixty days after the entry of such judgments; (6) a breach of a representation, warranty or covenant of Issuer in the Merger Agreement, Note Exchange Agreement or Registration Rights Agreement that continues for at least thirty days after notice to Issuer from a noteholder; and (7) failure of the Issuer to appoint the noteholder representatives to its Board, described above, as required.
DESCRIPTION OF OPTIONS
On January 18, 2006, Former PharmAthene granted Elizabeth Czerepak, as a director, options to purchase 20,000 shares of common stock of Former PharmAthene. Ms. Czerepak subsequently assigned her interest in these options to the BSHI Funds, in proportion to their relative share ownership interests in Former PharmAthene. In accordance with the terms of the Merger Agreement, these options were assumed by the Issuer in the Merger. Following the Merger, they represent the option to purchase 1,104 shares of common stock of the Issuer at an exercise price of $4.22, and will expire on January 18, 2016, the tenth anniversary of their original issuance by Former PharmAthene. The options vest as to one quarter (25%) of the underlying shares on each anniversary of the initial issuance of the option by Former PharmAthene.
REGISTRATION RIGHTS AGREEMENT
On the Effective Date, in connection with the closing of the Merger, the Issuer entered into a Registration Rights Agreement with the BSHI Funds and other holders of Former PharmAthene equity securities. Under the Registration Rights Agreement, Issuer agreed to file a shelf registration statement with the Securities and Exchange Commission within 60 days of the Effective Date in order to register for resale all shares of Common Stock held by the parties to the Registration Rights Agreement, including shares of Common Stock issuable upon conversion of the 8% Convertible Notes. The Issuer agreed to cause the registration statement to become effective as soon as possible after filing it, and to keep the registration statement continuously effective until such time as all registered securities have been sold. Holders of a majority of the then-outstanding “Registrable Securities”, as defined in the Registration Rights Agreement, can also demand that Issuer make two additional registrations at any time that is 180 days after the Effective Date, but before the fifth year anniversary of the Merger. If holders of two-thirds of the Registrable Securities request, any registration statement filed pursuant to the demand provisions of the Registration Rights Agreement will be made with respect to an underwritten offering. Parties to the Registration Rights Agreement also have standard piggy-back rights which would permit them to include shares on another registration

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statement prepared and filed by Issuer. Issuer and each other party to the Registration Rights Agreement, including the BSHI Funds, have agreed to indemnify the other with respect to certain liabilities that may be incurred under the Securities Act of 1933, as amended.
MILESTONE PAYMENTS
Pursuant to the terms of the Merger Agreement, Issuer has agreed that the Former PharmAthene stockholders, including the BSHI Funds, would be entitled to additional consideration (the “Milestone Payments”) equal to 10% of the actual collections on gross sales of Valortim to the United States federal government (or a department thereof) until the earlier of (A) December 31, 2009, or (B) the time at which total aggregate milestone payments to such holders equal $10 million. The Milestone Payments are conditioned upon receipt by Issuer of an award, procurement or other contract (x) on or before December 31, 2007; (y) which provides for a procurement by the U.S. government (or a department thereof) of doses or treatments equal to or greater than 60,000; and (z) with a total contract value of $150 million or more. If these conditions are not satisfied, no Milestone Payments will be paid or due. Any Milestone Payments owed will be determined, in arrears, by Issuer within forty-five days of the end of each fiscal quarter based on actual collections from the U.S. government (or a department thereof) of gross sales, and will be paid within three business days of such determination.
OTHER RELATIONSHIPS
Bear, Stearns & Co., Inc. was retained by Former PharmAthene to advise Former PharmAthene in connection with the negotiations of the terms of the Merger with HAQ. For its services, Bear, Stearns & Co. Inc. received a fee of $1,750,000 of which $1,250,000 was contingent upon the completion of the Merger. TBSCI, the parent company of BSAM, is also the parent company of Bear, Stearns & Co. Inc.
INCORPORATION BY REFERENCE
The descriptions of the Merger Agreement, the Lock-Up Agreement, the Note Exchange Agreement, the 8% Convertible Notes, the Registration Rights Agreement and the Issuer’s Certificate of Incorporation are qualified in their entirety by reference to the instruments filed as exhibits to this Statement, which are incorporated by reference into this Item 6.

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Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description
1.1	Identity and Background of TBSCI’s Directors and Officers. Filed herewith.

1.2	Identity and Background of BSAM’s Directors and Officers. Filed herewith.

2	Agreement and Plan of Merger. Filed as Annex A to the Issuer’s definitive proxy statement on Schedule 14A filed with the Commission on July 16, 2007 and incorporated by reference herein.

3	Form of Note Exchange Agreement. Filed as Exhibit 4.1 to the Issuer’s current report on Form 8-K filed with the Commission on January 22, 2007 and incorporated by reference herein.

4	Form of 8% Convertible Note. Filed as Exhibit 4.2 to the Issuer’s current report on Form 8-K filed with the Commission on January 22, 2007 and incorporated by reference herein.

5	Form of Registration Rights Agreement. Filed as Exhibit 10.1 to the Issuer’s current report on Form 8-K filed with the Commission on January 22, 2007 and incorporated by reference herein.

6	Form of Lock-Up Agreement. Filed as Exhibit 10.2 to the Issuer’s current report on Form 8-K filed with the Commission on January 22, 2007 and incorporated by reference herein.

7	Amended and Restated Certificate of Incorporation of Issuer. Filed as Exhibit 3.1 to the Issuer’s current report on Form 8-K filed with the Commission on August 9, 2007, and incorporated by reference herein.

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SIGNATURE
The undersigned hereby agree that this Schedule 13D with respect to the Common Stock of PharmAthene, Inc. is, and any amendment thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.
After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: September 28, 2007

THE BEAR STEARNS COMPANIES INC.

By:	/s/ Kenneth L. Edlow

Name:	Kenneth L. Edlow
Title:	Secretary

BEAR STEARNS ASSET MANAGEMENT INC.

By:	/s/ Elizabeth Czerepak

Name:	Elizabeth Czerepak
Title:	Authorized Signatory

BEAR STEARNS HEALTH INNOVATURES MANAGEMENT, LLC

By:	/s/ Elizabeth Czerepak

Name:	Elizabeth Czerepak
Title:	Managing Partner

BSHI MEMBERS, L.L.C.

By:	Bear Stearns Asset Management Inc., its Manager

By:	/s/ Elizabeth Czerepak

Name:	Elizabeth Czerepak
Title:	Authorized Signatory

BEAR STEARNS HEALTH INNOVENTURES, L.P.

By:	Bear Stearns Health Innoventures Management, LLC, its General Partner

By:	/s/ Elizabeth Czerepak

Name:	Elizabeth Czerepak
Title:	Managing Partner

CUSIP No.	42224H104	13D	Page	22	of	22 Pages

BEAR STEARNS HEALTH INNOVENTURES OFFSHORE, L.P.

By:	Bear Stearns Health Innoventures Management, LLC, its General Partner

By:	/s/ Elizabeth Czerepak

Name:	Elizabeth Czerepak
Title:	Managing Partner

BEAR STEARNS HEALTH INNOVENTURES EMPLOYEE FUND, L.P.

By:	Bear Stearns Health Innoventures Management, LLC, its General Partner

By:	/s/ Elizabeth Czerepak

Name:	Elizabeth Czerepak
Title:	Managing Partner

BX, L.P.

By:	Bear Stearns Health Innoventures Management, LLC, its General Partner

By:	/s/ Elizabeth Czerepak

Name:	Elizabeth Czerepak
Title:	Managing Partner

By:	/s/ Elizabeth Czerepak

Name:	Elizabeth Czerepak

By:	/s/ Stefan Ryser

Name:	Stefan Ryser